UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Winnebago Industries, Inc.

(Name of issuer)

Common Stock, par value $0.50

(Title of class of securities)

974637100

(CUSIP number)

Summit Partners, L.P.

222 Berkeley Street, 18th Floor

Boston, MA 02116

(617) 824-1000

COPY TO:

Brian Van Klompenberg

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 974637100		Page 2 of 18

(1)	Names of reporting persons Summit Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 974637100		Page 3 of 18

(1)	Names of reporting persons Summit Partners GE VIII, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 974637100		Page 4 of 18

(1)	Names of reporting persons Summit Partners GE VIII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 974637100		Page 5 of 18

(1)	Names of reporting persons Summit Partners Growth Equity Fund VIII-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 974637100		Page 6 of 18

(1)	Names of reporting persons Summit Partners Growth Equity Fund VIII-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 7.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 974637100		Page 7 of 18

(1)	Names of reporting persons SP GE VIII-B GD RV Holding, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 7.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 974637100		Page 8 of 18

(1)	Names of reporting persons Summit Master Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 974637100		Page 9 of 18

(1)	Names of reporting persons Summit Partners Entrepreneur Advisors GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 974637100		Page 10 of 18

(1)	Names of reporting persons Summit Partners Entrepreneur Advisors Fund I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 974637100		Page 11 of 18

(1)	Names of reporting persons Summit Investors Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 974637100		Page 12 of 18

(1)	Names of reporting persons Summit Investors I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 974637100		Page 13 of 18

(1)	Names of reporting persons Summit Investors I (UK), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,293,277 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,293,277 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,293,277 shares
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 7.3%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 974637100		Page 14 of 18

Item 1. Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.50 per share (the “Common Stock”), of Winnebago Industries, Inc. (the “Company”). The principal executive offices of the Company are located at 605 West Crystal Road, Forest City, Iowa 50436.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1933 (the “Act”): Summit Partners, L.P., Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., SP GE VIII-B GD RV Holding, L.P., Summit Master Company, LLC, Summit Partners Entrepreneur Advisors GP, LLC, Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors Management, LLC, Summit Investors I, LLC and Summit Investors I (UK), L.P. (collectively, the “Reporting Persons”).

Summit Partners GE VIII, LLC is the general partner of Summit Partners GE VIII, L.P., which is the general partner of each of Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P. and SP GE VIII-B GD RV Holding, L.P. Summit Master Company, LLC is the sole member of Summit Partners Entrepreneur Advisors GP, LLC, which is the general partner of Summit Partners Entrepreneur Advisors Fund I, L.P. Summit Master Company, LLC is also the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P. and Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC and the sole member of Summit Partners Entrepreneur Advisors GP, LLC, have delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its Investment Committee responsible for voting and investment decisions with respect to the Company. Summit Partners, L.P., through a three-person Investment Committee responsible for voting and investment decisions with respect to the Company, has voting and dispositive authority over the shares beneficially owned by each of the Reporting Persons. Martin J. Mannion, Peter Y. Chung and Christopher J. Dean are the current members of the three-person Investment Committee responsible for voting and investment decisions with respect to the Company. None of these individuals have voting or dispositive authority individually and, therefore, do not share beneficial ownership over the Common Stock included in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 16, 2016, a copy of which is attached as Exhibit A to this Schedule 13D, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

(b) The address of the principal business office of each of the Reporting Persons and the members of the Investment Committee is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(c) Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., SP GE VIII-B GD RV Holding, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P. are private equity investment funds (the “Funds”).

Summit Partners GE VIII, L.P. is engaged primarily in the business of serving as the general partner of Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P. and SP GE VIII-B GD RV Holding, L.P.

Summit Partners GE VIII, LLC is engaged primarily in the business of being the general partner of Summit Partners GE VIII, L.P.

SCHEDULE 13D
CUSIP No. 974637100		Page 15 of 18

Summit Partners Entrepreneur Advisors GP, LLC is engaged primarily in the business of being the general partner of Summit Partners Entrepreneur Advisors Fund I, L.P.

Summit Investors Management, LLC is engaged primarily in the business of being the managing member of Summit Investors I, LLC and Summit Investors I (UK), L.P.

Summit Master Company, LLC is engaged primarily in the business of being the sole or managing member of certain affiliated entities, including Summit Partners Entrepreneur Advisors GP, LLC and Summit Investors Management, LLC, and the general partner of Summit Partners, L.P.

Summit Partners, L.P. is the management company with respect to the Funds and certain other affiliated entities.

(d)-(e) None of the Reporting Persons nor the members of the Investment Committee, nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor the members of the Investment Committee, nor to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons, other than Summit Investors I (UK), L.P., were organized under the laws of the State of Delaware. Summit Investors I (UK), L.P. was organized under the laws of the Cayman Islands. The members of the Investment Committee are United States citizens.

Item 3. Source and Amount of Funds.

On November 8, 2016, pursuant to a Securities Purchase Agreement, dated as of October 2, 2016 (the “Purchase Agreement”), the Company, through its newly formed wholly-owned subsidiary Octavius Corporation, purchased the Funds’ membership interests, as well as the membership interests of other parties (the “other sellers”), in Grand Design RV, LLC, an Indiana limited liability company. In addition, pursuant to the Purchase Agreement, the Company, through Octavius Corporation, bought all of the capital stock of SP GE VIII-B GD RV Blocker Corp. (the “Blocker”), a Delaware corporation owned by Summit Partners Growth Equity Fund VIII-B, L.P. Pursuant to the terms of the Purchase Agreement, at the closing of the sale, the Funds received an aggregate of 2,293,277 shares of Common Stock of the Company as part of the consideration for the purchase of Grand Design RV, LLC and the Blocker.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4, as applicable, and the transactions described therein represent the event that triggers the requirement of filing this Schedule 13D.

The Reporting Persons acquired the shares held by them for investment purposes. As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

SCHEDULE 13D
CUSIP No. 974637100		Page 16 of 18

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing and subject to the Standstill Agreement described under Item 6 hereto, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future. In determining from time to time whether to sell their shares of the Company’s Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. Subject to the Standstill Agreement, the Reporting Persons reserve the right to acquire additional debt or equity securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	Amount beneficially owned as of the date hereof:

In the aggregate, the Reporting Persons beneficially own 2,293,277 shares of Common Stock, held of record as follows: (i) 1,674,135 by Summit Partners Growth Equity Fund VIII-A, L.P., (ii) 484,386 by Summit Partners Growth Equity Fund VIII-B, L.P., (iii) 127,212 by SP GE VIII-B GD RV Holding, L.P., (iv) 2,293 by Summit Partners Entrepreneur Advisors Fund I, L.P., (v) 5,128 by Summit Investors I, LLC, and (vi) 123 by Summit Investors I (UK), L.P.

By virtue of the affiliate relationships among the Reporting Persons described under Item 2(a) hereto, each of the Reporting Persons may be deemed to own beneficially all of the 2,293,277 shares of Common Stock as of the date hereof.

Percent of class:

In the aggregate, the Reporting Persons beneficially own 2,293,277 shares of Common Stock, or 7.3% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 31,485,400 shares outstanding as of November 11, 2016, based upon information provided by the Company to the Reporting Persons.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

SCHEDULE 13D
CUSIP No. 974637100		Page 17 of 18

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Standstill Agreement

In connection with the entry into the Purchase Agreement on October 2, 2016, the Company and the Funds entered into a Standstill Agreement (the “Standstill Agreement”), which became effective on November 8, 2016 upon its terms.

The Standstill Agreement provides that for up to the earlier of one year after closing of the acquisition of Grand Design RV, LLC or the date when the Funds and their affiliates cease to beneficially own at least 5% of the outstanding Common Stock, the Funds are prohibited from taking certain actions, including (a) nominating persons for election, or submitting proposals for consideration, at meetings of shareholders of the Company and taking other actions with respect to any shareholder meeting; (b) forming, joining or participating in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended); (c) soliciting, or participating in the solicitation of, proxies or written consents of shareholders, or advising, encouraging or influencing any person with respect to voting any shares of the Company’s Common Stock; (d) seeking, calling or requesting a special meeting of shareholders of the Company; or (e) participating in any acquisition of any material assets or businesses of the Company or any of its subsidiaries , any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or its subsidiaries, or any recapitalization, change in capital structure, dividend, sale or transfer of assets or securities with respect to the capital structure of the Company. The Standstill Agreement does not prohibit the Funds and its affiliates from purchasing debt or equity securities directly from the Company.

The standstill provisions will cease to be in effect in the event that a person or group acquires more than 50% of the outstanding voting securities of the Company or, in certain circumstances, the Company is subject to bankruptcy or insolvency proceedings.

Registration Rights Agreement

Also in connection with the entry into the Purchase Agreement, on October 2, 2016, the Company, the Funds and the other sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which became effective on November 8, 2016 upon its terms.

Pursuant to the Registration Rights Agreement, the Company has agreed to register the shares of Common Stock issued to the Funds and the other sellers pursuant to the Purchase Agreement, and in the case of the Funds, included in this Schedule 13D. Under the registration rights agreement, the Company has agreed to file a shelf registration statement on the second business day following the filing of an amendment to the Company’s Current Report on Form 8-K reporting the completion of the acquisition of Grand Design RV, LLC containing the financial statements and pro forma financial information concerning the acquisition. Pursuant to the Registration Rights Agreement, the Company has agreed to keep the registration statement effective for up to three years.

SCHEDULE 13D
CUSIP No. 974637100		Page 18 of 18

The descriptions of the Purchase Agreement, the Standstill Agreement and the Registration Rights Agreement included in this Schedule 13D do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of such agreements, which are filed as part of this Schedule 13D and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of November 16, 2016, by and among the Reporting Persons

Exhibit B:	Securities Purchase Agreement, dated as of October 2, 2016, by and among, Grand Design RV, LLC, Octavius Corporation, Winnebago Industries, Inc., the Funds, RDB IIII, Inc., and each of the shareholders of RDB III, Inc. (incorporated by reference to Exhibit 2.1 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on October 5, 2016)

Exhibit C:	Standstill Agreement, dated as of October 2, 2016, by and among the Funds and Winnebago Industries, Inc. (incorporated by reference to Exhibit 10.4 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on October 5, 2016)

Exhibit D:	Registration Rights Agreement, dated October 2, 2016, by and among Winnebago Industries, Inc. and the shareholder parties thereto, including the Funds (incorporated by reference to Exhibit 10.3 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on October 5, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2016

SUMMIT PARTNERS, L.P.

By:	Summit Master Company, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GE VIII, LLC

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GE VIII, L.P.

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SP GE VIII-B GD RV HOLDINGS, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT MASTER COMPANY, LLC

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS ENTREPRENEUR ADVISORS GP, LLC

By:	Summit Master Company, LLC
Its:	Sole Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS ENTREPRENEUR ADVISORS FUND I, L.P.

By:	Summit Partners Entrepreneur Advisors GP, LLC
Its:	General Partner

By:	Summit Master Company, LLC
Its:	Sole Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS MANAGEMENT, LLC

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS I, LLC

By:	Summit Investors Management, LLC
Its:	Managing Member

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS I (UK), L.P.

By:	Summit Investors Management, LLC
Its:	General Partner

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of November 16, 2016, by and among the Reporting Persons

Exhibit B:	Securities Purchase Agreement, dated as of October 2, 2016, by and among, Grand Design RV, LLC, Octavius Corporation, Winnebago Industries, Inc., the Funds, RDB IIII, Inc., and each of the shareholders of RDB III, Inc. (incorporated by reference to Exhibit 2.1 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on October 5, 2016)

Exhibit C:	Standstill Agreement, dated as of October 2, 2016, by and among the Funds and Winnebago Industries, Inc. (incorporated by reference to Exhibit 10.4 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on October 5, 2016)

Exhibit D:	Registration Rights Agreement, dated October 2, 2016, by and among Winnebago Industries, Inc. and the shareholder parties thereto, including the Funds (incorporated by reference to Exhibit 10.3 to Winnebago Industries, Inc.’s Current Report on Form 8-K filed on October 5, 2016)

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d–1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.50 per share, of the Company (as defined in the attached Schedule 13D), and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 16th day of November 2016.

SUMMIT PARTNERS, L.P.

By:	Summit Master Company, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GE VIII, LLC

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GE VIII, L.P.

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SP GE VIII-B GD RV HOLDINGS, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT MASTER COMPANY, LLC

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS ENTREPRENEUR ADVISORS GP, LLC

By:	Summit Master Company, LLC
Its:	Sole Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT PARTNERS ENTREPRENEUR ADVISORS FUND I, L.P.

By:	Summit Partners Entrepreneur Advisors GP, LLC
Its:	General Partner

By:	Summit Master Company, LLC
Its:	Sole Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS MANAGEMENT, LLC

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS I, LLC

By:	Summit Investors Management, LLC
Its:	Managing Member

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member

SUMMIT INVESTORS I (UK), L.P.

By:	Summit Investors Management, LLC
Its:	General Partner

By:	Summit Master Company, LLC
Its:	Managing Member

By:	/s/ Robin W. Devereux
Name: Robin W. Devereux
Title: Member